NYSE
AN ICE EXCHANGE

November 5, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of The Procter & Gamble Company, under the Exchange Act of 1934:

- 3.750% Notes due 2030
- 4.100% Notes due 2034
- 4.250% Notes due 2038
- 4.625% Notes due 2046

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com